UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Amendment to Memorandum and Articles of Association

On October 20, 2025, the board of directors of SuperX AI Technology Limited (the “Company”) approved a change to the Company’s authorized share structure and the adoption of a new Memorandum and Articles of Association (the “New M&A”).

Under the New M&A, the Company’s authorized share capital was changed from an unlimited number of shares of a single class with a par value of US$1.00 each to an unlimited number of shares of a single class with no par value. The New M&A was adopted in its entirety in substitution for, and to the exclusion of, the Company’s previous memorandum and articles of association.

The New M&A was filed with the Registry of Corporate Affairs of the British Virgin Islands on October 22, 2025, and became effective on such date.

A copy of the New M&A is attached hereto as Exhibit 3.1 to this Report on Form 6-K.

EXHIBITS INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2025	SuperX AI Technology Limited

	By:	/s/ Yu Chun Kit
	Name:	Yu Chun Kit
	Title:	Executive Director

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